FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2008

HOLMES FINANCING (No 9) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	444,863	40,310,178
Replenishment	14,500	1,920,048
Repurchased	(9,657)	(986,682)
Redemptions	(8,769)	(987,634)
Losses	(34)	(147)
Capitalised Interest	0	3.022	( * see below )
Other Movements	0	0
Carried Forward	440,903	40,258,785

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,612,463	140,907,176
Repurchased	(532,222)	(43,344,746)
Redemptions	(752,789)	(63,946,408)
Losses	(1,740)	(4,918)
Capitalised Interest	0	248,467	( * see above )
Other Movements	0	0
Carried Forward	440,903	40,258,785

Page 1of 12

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Prepayment Rates
	Trust Payment Rate (CPR) - Redemptions	Annualised Trust Payment Rate (CPR)
1 Month	2.45%	25.75%
3 Month	6.45%	23.42%
12 Month	28.18%	28.18%

	Trust Payment Rate (CPR) - Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	2.45%	19.52%
3 Month	5.64%	16.86%
12 Month	16.66%	16.66%

	Trust Payment Rate (CPR) - Redemptions and Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	4.90%	45.26%
3 Month	12.09%	40.28%
12 Month	44.85%	44.85%

Asset Profiles
Weighted Average Seasoning	37.80	months
Weighted Average Loan size	£91,309.85
Weighted Average LTV	65.17%	*** (see below)
Weighted Average Indexed LTV	46.57%	using Halifax House Price Index
Weighted Average Indexed LTV	45.66%	using Nationwide House Price Index
Weighted Average Remaining Term	17.67	Years

Product Type Analysis	£000's	%
Variable Rate	9,327,960	23.17%
Fixed Rate	16,296,756	40.48%
Tracker Rate	14,634,068	36.35%
	40,258,785	100.00%

As at 10 March 2008 approximately 17.02% of the loans were flexible loans

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Repayment Method Analysis	£000's	%
Endowment	4,033,930	10.02%
Interest Only	13,076,053	32.48%
Repayment	23,148,801	57.50%
	40,258,785	100.00%

As at 10 March 2008 approximately 26.52% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	22,983,740	57.09%
Remortgage	17,275,045	42.91%
	40,258,785	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 March 2008	7.34%
01 January 2008	7.59%
01 August 2007	7.84%
01 June 2007	7.59%

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,927	1,401,390	3.48%
East Midlands	23,439	1,824,554	4.53%
Greater London	75,581	9,009,917	22.38%
North	17,535	1,152,637	2.86%
North West	50,732	3,736,354	9.28%
Scotland	27,226	1,775,629	4.41%
South East	118,337	12,654,405	31.43%
South West	35,948	3,244,988	8.06%
Wales	20,585	1,440,557	3.58%
West Midlands	26,986	2,083,609	5.18%
Yorkshire and Humberside	27,120	1,895,263	4.71%
Unknown	487	39,482	0.10%
Total	440,903	40,258,785	100.00%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	37,846	1,411,364	3.51%	36.03
25.01 - 50.00	120,503	8,002,185	19.88%	38.53
50.01 - 75.00	170,939	18,129,187	45.03%	36.08
75.01 - 80.00	19,160	2,290,977	5.69%	37.43
80.01 - 85.00	25,404	3,303,449	8.21%	34.75
85.01 - 90.00	39,025	4,981,659	12.37%	35.09
90.01 - 95.00	28,026	2,139,964	5.32%	62.21
Total	440,903	40,258,785	100.00%	37.80

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears
Band	Number	Principal	Overdue	%
Current	428,556	39,050,407	(2,126)	97.05%
1.00 - 1.99 months	6,723	669,718	5,562	1.66%
2.00 - 2.99 months	2,535	232,639	3,798	0.58%
3.00 - 3.99 months	1,149	109,053	2,487	0.27%
4.00 - 4.99 months	572	52,751	1,563	0.13%
5.00 - 5.99 months	328	30,708	1,124	0.08%
6.00 -11.99 months	612	60,046	3,186	0.15%
12 months and over	75	7,165	900	0.02%
Properties in Possession	353	26,317	3,487	0.07%
Total	440,903	40,238,804	19,981	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	28,004,549	12,305,629
Replenishment of Assets	0	1,920,048
Acquisition by Funding	0	0
Distribution of Principal Receipts	(1,203,712)	(770,604)
Allocation of Losses	(102)	(45)
Share of Capitalised Interest	2,101	921
Payment Re Capitalised Interest	(2,101)	2,101
Balance Carried Forward	26,800,735	13,458,050

Carried Forward Percentage	66.57115%	33.42885%

Minimum Seller Share	2,518,974	6.26%

Cash Accumulation Ledger
	£000's
Brought Forward	2,860,085
Additional Amounts Accumulated	1,203,814
Payment of Notes	0
Carried Forward	4,063,899

Target Balance	771,208	payable on 15th March 2008
	3,292,073	payable on 15th April 2008

	4,063,281

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
Quarter to 15/01/08	0.5119%
Quarter to 15/10/07	0.5859%
Quarter to 16/07/07	0.5050%
Quarter to 16/04/07	0.3784%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/01/08	£498,000,000.00	£0.00	£10,000,000.00
Required Amount as at 15/01/08	£498,000,000.00	£0.00	£10,000,000.00
Percentage of Notes	1.61%	0.00%	0.03%
Percentage of Funding Share	1.86%	0.00%	0.04%

Notes Outstanding
	£000's	Enhancement
AAA Notes Outstanding	28,863,963	8.09%
AA Notes Outstanding	699,371	5.83%
A Notes Outstanding	383,106	4.59%
BBB Notes Outstanding	917,684	1.61%
Total	30,864,125

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	345	27,878
Repossessed in Period	38	8,753
Sold in Period	(30)	(6,827)
Carried Forward	353	29,804

	Cumulative
	Number	£000's
Repossessed to date	2,080	310,330
Sold to date	(1,727)	(280,526)
Carried Forward	353	29,804

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Repossession Sales Information
Average time Possession to Sale	104	Days
Average arrears at time of Sale	£6,189

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th February 2007, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £30 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com
Or, visit our website at www.holmesreporting.com

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	6.29313%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	6.29313%	1.75%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	6.29313%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	6.29313%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	6.29313%	1.55%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	4.73200%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	6.29313%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	4.73200%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	4.73200%	0.80%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	4.73200%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	4.73200%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	4.73200%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	6.29313%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.24250%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	6.29313%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	6.29313%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.24250%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	4.73200%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	6.29313%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	6.29313%	0.09%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.24250%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.24250%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.24250%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	4.73200%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	4.73200%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	6.29313%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	4.73200%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	6.29313%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	4.73200%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	6.29313%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.24250%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	6.29313%	0.09%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.24250%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.24250%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	5.24250%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.24250%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	4.73200%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	6.29313%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	4.73200%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	6.29313%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	4.73200%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	6.29313%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	4.73200%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	6.29313%	0.42%
Series 1 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.02750%	-0.02%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch	Outstanding	Reference Rate	Margin
Series 1 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£600,000,000	6.29313%	0.03%
Series 1 Class B1	Holmes Master Issuer 2007-1	AA/Aa3/AA	$57,200,000	5.24250%	0.09%
Series 1 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 21,400,000	4.73200%	0.09%
Series 1 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$30,300,000	5.24250%	0.28%
Series 1 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 22,700,000	4.73200%	0.28%
Series 1 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£15,550,000	6.29313%	0.28%
Series 2 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.24250%	0.05%
Series 2 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 26,300,000	4.73200%	0.14%
Series 2 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 10,600,000	4.73200%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£10,800,000	6.29313%	0.22%
Series 2 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$9,800,000	5.24250%	0.42%
Series 2 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 21,900,000	4.73200%	0.42%
Series 2 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£5,000,000	6.29313%	0.42%
Series 3 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,600,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	€ 1,500,000,000	4.73200%	0.10%
Series 3 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£800,000,000	6.29313%	0.10%
Series 3 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 46,700,000	4.73200%	0.14%
Series 3 Class B3	Holmes Master Issuer 2007-1	AA/Aa3/AA	£48,000,000	6.29313%	0.14%
Series 3 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 28,000,000	4.73200%	0.22%
Series 3 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£28,800,000	6.29313%	0.22%
Series 3 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 86,900,000	4.73200%	0.42%
Series 3 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£25,500,000	6.29313%	0.42%
Series 4 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,000,000,000	5.24250%	0.10%
Series 1 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,225,000,000	5.24250%	0.03%
Series 1 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,200,000,000	5.24250%	0.04%
Series 1 Class B	Holmes Master Issuer 2007-2	AA/Aa3/AA	$82,000,000	5.24250%	0.07%
Series 1 Class C	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$128,400,000	5.24250%	0.23%
Series 2 Class A	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	CAD 600,000,000	4.61714%	0.08%
Series 2 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$2,750,000,000	5.24250%	0.05%
Series 2 Class B1	Holmes Master Issuer 2007-2	AA/Aa3/AA	$25,000,000	5.24250%	0.12%
Series 2 Class B2	Holmes Master Issuer 2007-2	AA/Aa3/AA	€ 95,000,000	4.73200%	0.13%
Series 2 Class B3	Holmes Master Issuer 2007-2	AA/Aa3/AA	£50,000,000	6.29313%	0.14%
Series 2 Class C1	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$34,000,000	5.24250%	0.41%
Series 2 Class C2	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	€ 106,000,000	4.73200%	0.41%
Series 2 Class C3	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	£45,000,000	6.29313%	0.43%
Series 2 Class M1	Holmes Master Issuer 2007-2	A/A2/A	$10,000,000	5.24250%	0.22%
Series 2 Class M2	Holmes Master Issuer 2007-2	A/A2/A	€ 20,000,000	4.73200%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-2	A/A2/A	£38,000,000	6.29313%	0.24%
Series 3 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,250,000,000	5.24250%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	€ 1,300,000,000	4.73200%	0.09%
Series 3 Class A3	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	£450,000,000	6.29313%	0.09%
Series 4 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$750,000,000	5.24250%	0.10%
Series 1 Class A1	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 3,854,466,000	4.81500%	0.29%
Series 1 Class A2	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 3,114,720,000	4.81200%	0.31%
Series 1 Class A3	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 2,491,776,000	4.81300%	0.32%
Series 1 Class B	Holmes Master Issuer 2007-3	AA/Aa3/AA	£124,000,000	6.07637%	1.00%
Series 1 Class M	Holmes Master Issuer 2007-3	A/A2/A	£127,000,000	6.07637%	1.60%
Series 1 Class C	Holmes Master Issuer 2007-3	BBB/Baa2/BBB	£250,000,000	6.07637%	2.25%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Series 1 Class C	Holmes Master Issuer 2007-3	BBB/Baa2/BBB	£250,000,000	6.07637%	2.25%

Retired Class A Notes

Date Retired	Holmes 1	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2	Holmes 2007-3
02Q3	-	-	-	-	-	-	-	-	-	-
02Q4	-	-	-	-	-	-	-	-	-	-
03Q1	-	-	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-	-
03Q3	600	481	-	-	-	-	-	-	-	-
03Q4	-	481	-	-	-	-	-	-	-	-
04Q1	-	-	241	-	-	-	-	-	-	-
04Q2	-	-	241	-	-	-	-	-	-	-
04Q3	-	-	-	-	-	-	-	-	-	-
04Q4	-	-	-	-	-	-	-	-	-	-
05Q1	-	-	-	-	-	-	-	-	-	-
05Q2	-	801	-	1,001	-	-	-	-	-	-
05Q3	650	-	-	-	-	-	-	-	-	-
05Q4	-	-	-	-	-	-	-	-	-	-
06Q1	-	-	803	-	-	-	-	-	-	-
06Q2	-	-	-	-	-	-	-	-	-	-
06Q3	-	-	-	-	-	-	-	-	-	-
06Q4	-	-	-	-	1,018	-	-	-	-	-
07Q1	-	-	161	812	-	-	-	-	-	-
07Q2	-	634	161	-	-	-	-	-	-	-
07Q3	575	-	-	-	-	679	-	-	-	-
07Q4	-	770	-	-	-	-	795	-	-	-

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2	Holmes 2007-3
07Q4	-	-	-	-	-	-	-	-	-	-
08Q1	-	-	-	-	-	-	-	771	-	-
08Q2	-	500	592	221	-	388	-	600	715	-
08Q3	-	-	-	221	1,272	388	-	-	715	-
08Q4	-	-	-	221	-	-	-	-	-	-
09Q1	-	-	-	1,171	-	-	-	-	-	-
09Q2	-	-	-	-	-	342	-	-	-	-
09Q3	-	-	-	-	-	342	397	-	-	-
09Q4	-	-	-	-	-	-	397	-	-	-
10Q1	-	-	-	-	453	-	-	386	-	-
10Q2	-	-	-	-	453	-	-	386	1,664	-
10Q3	250	-	-	-	600	-	-	-	-	-
10Q4	-	-	-	-	-	1,526	1,632	-	-	-
11Q1	-	-	-	-	-	-	-	-	-	-
11Q2	-	-	-	-	-	-	-	2,649	654	-
11Q3	-	-	-	-	-	-	-	-	654	-
11Q4	-	-	-	-	-	-	-	-	654	-
12Q1	-	-	-	-	-	-	-	-	-	918
12Q2	-	-	-	-	-	-	-	-	-	918
12Q3	-	-	-	-	-	-	-	-	377	918
12Q4	-	-	-	-	-	-	-	515	-	-
13Q1	-	-	-	-	-	-	-	-	-	742
13Q2	-	-	-	-	-	-	-	-	-	742
13Q3	-	-	-	-	-	-	-	-	-	742
13Q4	-	-	-	-	-	-	-	-	-	-
14Q1	-	-	-	-	-	-	-	-	-	593
14Q2	-	-	-	-	-	-	-	-	-	593
14Q3	-	-	-	-	-	-	-	-	-	593
14Q4	-	-	-	-	-	-	-	-	-	-
15Q1	-	-	-	-	-	-	-	-	-	-

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2008 to 10 March 2008

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 9) PLC

Dated: 31 March 2008	By / s / Jessica Petrie (Authorised Signatory)